July 15, 2010

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance - Mail Stop 3720
100 F. St. N.E.
Washington, D.C.  20549

Attention:  Mr. Larry M. Spirgel, Assistant Director

RE:	AboveNet, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 16, 2010
File No. 000-23269

Ladies and Gentlemen:

We are in receipt of your letter dated June 30, 2010 and we have reviewed the comments contained therein.  For your ease of reference, we have included your original comments below and have provided our response after each comment.  In our responses, AboveNet, Inc. (together with its subsidiaries) will be hereinafter referred to as the “Company,” “we” or “our.”

Form 10-K for the Fiscal Year Ended December 31, 2009

Compensation Discussion and Analysis, Page 109

1.
We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response:

The Company’s management assessed our executive and broad-based compensation and benefits programs and concluded that our compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company.  Accordingly, consistent with the guidance provided by the Commission in Release No. 34-61175 adopting Item 402(s) of Regulation S-K, we concluded that related disclosure is not necessary.  Below is a summary of the analysis by which we arrived at this conclusion as well as the process we undertook to reach this conclusion.

U.S. Securities and Exchange Commission
July 15, 2010

Compensation Discussion and Analysis, Page 109 (Continued)

Response: (Continued)

The Company has four primary components of compensation, which are covered by three discreet plans.  These four primary components are (i) base salary; (ii) incentive cash bonuses; (iii) equity compensation; and (iv) sales commissions.

Each employee is provided a base salary that provides the foundation of each employee’s compensation.  Base salary for non-exempt employees can vary during the year as the result of the amount of overtime worked.  The base salary for all employees can be adjusted during the year, but generally is adjusted only one time per year.  Adjustments to base salary are discretionary and based on a combination of factors, including, but not limited to prior year performance, internal pay equity, promotion and market factors.  Generally, annual changes to base salary constitute a relatively small percentage of overall base salary.  We do not believe that the prospect of such relatively small adjustments encourages employees to engage in risky behavior.

Our incentive cash bonus programs provide an overall base bonus pool for most non-sales related employees.  For U.S. employees, the bonus is based upon the achievement of adjusted EBITDA in our domestic operations, which is based upon the domestic operating results included in our final audited financial statements for the applicable year.  Each year, the Compensation Committee establishes the range of bonuses payable upon the achievement of adjusted U.S. EBITDA targets, including our business plan’s adjusted U.S. EBITDA target (the “Base Bonus Target”).  The base bonus pool will be increased, up to a pre-determined maximum amount, in the event that we achieve adjusted U.S. EBITDA in excess of the Base Bonus Target and will be reduced in the event that we achieve adjusted U.S. EBITDA less than the Base Bonus Target.  For 2009, the top range established for the incentive bonus pool was capped at 40% above the amounts payable upon the achievement of the Base Bonus Target.  Except with respect to our named executive officers, cash bonus payments under our incentive cash bonus program are discretionary.  While the Base Bonus Target also serves as the bonus target for the named executive officers under their employment agreements, the Compensation Committee retains the right to pay such officers additional discretionary amounts.  If the Base Bonus Target is not achieved, no bonus payments are required to be made to our named executive officers. The current employment agreements with each of our named executive officers provide for the payment of an annual bonus of 35% of base salary upon the achievement by the Company of the Base Bonus Target.  For 2009, the domestic incentive bonus payments, including those made to our named executive officers, represented 19% of eligible salaries.  The financial metric used to determine the aggregate amount of the incentive cash bonus program is adjusted EBITDA, which is a measure that the Compensation Committee believes drives long-term shareholder value.  The Compensation Committee attempts to set ranges for these measures that encourage success without encouraging excessive risk taking to achieve short-term results.  Incentive bonus payments to employees in the U.K. are based on achievement of adjusted U.K. EBITDA and individual objectives agreed between each employee and his or her manager and represents approximately 16% of eligible salaries in the U.K.

U.S. Securities and Exchange Commission
July 15, 2010

Compensation Discussion and Analysis, Page 109 (Continued)

Response: (Continued)

The Company believes that the relative amounts and focus of the bonus plan encourage employees to focus on creation of EBITDA in the Company.  However, given the relatively limited amount of increase in compensation that can be created by an increased bonus at the top end of the Company’s potential financial performance and the discretionary nature of the incentive cash bonus program for employees other than the named executive officers, the Company does not believe that the bonus plan creates incentives for excessively risky behavior.

While the Senior Vice President of Sales participates in the Company’s bonus plan, most other sales personnel do not.  Instead, these personnel participate in the sales commission plans as discussed further in our response.

As of December 31, 2009, approximately 11% of our consolidated workforce was eligible for equity compensation.  Generally, equity compensation is in the form of restricted stock units which provide for the delivery of shares of the Company’s common stock at a future date, generally commensurate with or shortly after the relevant vesting date.  Over the last three years, the Company has issued only a limited number of stock options, all of which were granted to members of the Board of Directors.  Unlike stock options that require that the stock price exceed the exercise price at the time of exercise in order for an employee “to be in the money,” stock units may still represent value to employees even if the stock price on vesting is lower than on the date of grant.  With the exception of a performance-based grant to the Company’s President and Chief Executive Officer, William G. LaPerch, discussed below, all restricted stock unit grants are subject to time-based vesting over a period of years, which encourages our employees to maintain a long-term perspective.  Further, equity compensation for the named executive officers is weighted towards the end of the vesting period, which further helps mitigate the risk of decisions made to meet short-term goals and encourages these employees to attain sustained performance over several years, rather than a single year.

The Company made a grant of 42,000 performance-based restricted stock units to Mr. LaPerch in 2008.  The initial 14,000 stock units vested in 2010 based on achieving pre-determined goals and 14,000 stock units may vest in each of 2011 and 2012 based upon the Company and Mr. LaPerch meeting certain predetermined objectives set annually by the Compensation Committee for the years ending December 31, 2010 and 2011.  For the year ended December 31, 2009, the Compensation Committee established two quantitative targets: (a) (i) consolidated adjusted EBITDA of at least $133.0 million (based on the Company’s 2009 approved capital expenditure budget); and (ii) consolidated revenue of at least $337.6 million; and (b) a number of qualitative targets relating to the Company’s performance and Mr. LaPerch’s personal performance in 2009, which were assessed by the Compensation Committee in its discretion.

U.S. Securities and Exchange Commission
July 15, 2010

Compensation Discussion and Analysis, Page 109 (Continued)

Response: (Continued)

As of December 31, 2009, approximately 21% of our consolidated workforce was eligible for sales commissions.  Sales commissions are generally paid based on the monthly recurring revenue generated by a customer order.  There are certain financial and qualitative metrics that transactions must meet or exceed in order for a customer order to be approved.  If a customer order does not meet these metrics, it will be reviewed in greater detail prior to approval or rejection.  Such reviews are conducted by, and all customer orders are executed by, non-sales commission employees.  Customer orders containing non-standard provisions are generally reviewed by the Company’s in-house legal counsel in order to provide for additional review to ensure that risk to the Company is minimized.  If the provisions are approved during the review, the customer order is then considered approved.  Further, sales and marketing personnel receive base salaries, which the Company believes are sufficient to mitigate their dependence on sales commissions, which we believe reduces excessive risk taking.

Each of the U.S. incentive cash bonus program, equity compensation, performance-based restricted stock units and sales commission plans are pursuant to programs or plans that are subject to the approval of the Compensation Committee of the Board of Directors.  In approving these programs and in some cases, grants or payments under these programs, the Compensation Committee considers the balance of incentive aspects of these programs against the potential concern of excessively risky behavior.

Further, our risk assessment process includes a review of program policies and practices; program analysis to identify risk and risk control related to the programs; and determinations as to the sufficiency of risk identification, the balance of potential risk to potential reward, risk control, and the support of the programs and their risks to company strategy.  We focus on the programs with variability of payout, with the ability of a participant to directly affect payout and the controls on participant action and payout.

We believe there are sufficient internal controls and mitigating factors that limit risks associated with any of these programs.  These internal controls include the review of significant business decisions which could have a material effect on the Company with senior management, the Board of Directors and/or certain committees of the Board of Directors.

U.S. Securities and Exchange Commission
July 15, 2010

Compensation Discussion and Analysis, Page 109 (Continued)

Response: (Continued)

Finally, the Company does not believe that the nature of its business and the types of transactions into which it enters are susceptible to the same levels of risk as certain other businesses such as financial services.

Prior to determining that the Company’s compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company, certain of the Company’s senior management reviewed the foregoing considerations.  Their conclusions were then reviewed with the Company’s Disclosure Committee consisting of certain additional executive officers.

Incentive Cash Bonus Program, Page 111

2.
We note that one of your target measurements is adjusted EBITDA, which you calculate by adding back to EBITDA “certain non-recurring, non-operational and non-cash items, including share-based compensation expenses.”  Because adjusted EBITDA is a non-GAAP measure, in future filings, please explain the specific adjustments taken to arrive at your calculation.

Response:

We note the staff’s comment and will disclose the specific adjustments made to determine adjusted U.S. EBITDA under our bonus plans in future filings.

3.
We note that the 2009 discretionary cash bonuses were tied to the achievement of specified pre-established adjusted U.S. EBITDA targets.  Please disclose, in future filings, for each named executive officer, the target payouts, the performance targets and threshold levels for each performance goal.  See Item 402(b)(2)(v), (vi) and (vii) of Regulation S-K.

Response:

We note the staff’s comment and will disclose for each named executive officer, the target payouts, the performance targets and threshold levels for each performance goal in future filings.

U.S. Securities and Exchange Commission
July 15, 2010

As requested in your letter dated June 30, 2010, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at (914) 421-7656.

Sincerely,

/s/ Joseph P. Ciavarella
Joseph P. Ciavarella
Senior Vice President and Chief Financial Officer

cc:  Paul Fischer